

Mail Stop 7010

July 23, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Matthew J. Gadow
Chief Financial Officer
Broadwind Energy, Inc.
47 East Chicago Avenue; Suite 332
Naperville, IL 60540

   RE: Form 10-KSB/A for the fiscal year ended December 31, 2007
     File No. 000-31313

Dear Mr. Gadow:

  We have reviewed your response letter dated July 9, 2008 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007

Consolidated Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

1. We note your response to comment 3 from our letter dated June 24, 2008. Please clarify what you mean by the production and invoicing of towers on an "individually identified" basis. It is unclear if you recognize revenue on a completed contract basis, upon customer acceptance of certain milestones, or some other method. Please also tell us and revise future filings to clarify how you determine that you have achieved customer acceptance of your products and services at the time of revenue recognition. Refer to SAB Topic 13.A.3b.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

John Hartz
Senior Assistant Chief Accountant